UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)


                            General Communication, Inc.
        ----------------------------------------------------------------
                                (Name of issuer)


                              Class A Common Stock
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   369385-10-9
                          -----------------------------
                                 (CUSIP number)

                               William O. Charman
                                 Vice President
                            BancBoston Capital, Inc.
                               175 Federal Street
                          Boston, Massachusetts 02110
                                 (617) 434-2442
 -------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                 August 1, 1997
             ------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /__/.

Check the following box if a fee is being paid with the statement /__/ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent there-to reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       SCHEDULE 13D

CUSIP No. 369385-10-9                                     Page 2 of 4 Pages


1.
           NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           BancBoston Capital, Inc.
                                                                       (a)  X
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (b)

3.         SEC USE ONLY

4.         SOURCE OF FUNDS   00


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Massachusetts
                         7. SOLE VOTING POWER
        NUMBER OF           0
         SHARES          8. SHARED VOTING POWER
      BENEFICIALLY          74,530
        OWNED BY         9. SOLE DISPOSITIVE POWER
          EACH              74,530
        REPORTING       10. SHARED DISPOSITIVE POWER
         PERSON             0
          WITH

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           74,530

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES

13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           Less than .1%

14.        TYPE OF REPORTING PERSON
           CO


          This Amendment No. 2 amends Item 5 and Item 7 of the Statement on
Schedule 13D (the "Schedule 13D") filed on November 12, 1996 with the Securities and Exchange Commission (the "SEC") by BancBoston Capital Inc. ("BBC"), as amended by Amendment No. 1 ("Amendment No. 1") filed with the SEC on
July 2, 1997.

          BBC hereby amends and supplements the Schedule 13D as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY.

(a) BBC is the beneficial owner of 74,530 shares (less than .1%) of the outstanding Class A common stock of General Communication, Inc. (the "Company"). The shares held by BBC are subject to the New Voting Agreement, pursuant to which BBC could be deemed the beneficial owner of all such shares subject to the New Voting Agreement (See Item 4 of Amendment No. 1, which is incorporated herein by reference). There are currently 18,129,224 (40.1%) shares of Class A common stock and 2,030,591 (43%) shares of Class B common stock subject to the New Voting Agreement.

(b) BBC has shared voting power and sole dispositive power with respect to 74,530 shares (less than .1%) of the Class A common stock of the Company.

(c) On August 1, 1997, BBC sold 257,793 shares of Class A common stock of the Company as a Selling Shareholder under the Underwriting Agreement (incorporated herein by reference) between the Company, the Selling Shareholders, the Underwriters and the Representatives of the several Underwriters. Pursuant to the Underwriting Agreement, the Underwriters purchased an aggregate amount of approximately 13,800,000 shares of Class A common stock of the Company from the Selling Shareholders and the Company for the purchase price of $6.85 per share.

(d) No other person has the right or the power to direct the receipt of dividends or the proceeds from the sale of the securities beneficially owned by BBC.

(e)       Not applicable.

ITEM 7.   ITEMS TO BE FILED AS EXHIBITS.

Exhibit 5(c) The Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 to the Registration Statement on Form S-3 (Registration No. 333- 28001) which was filed by the Company with the Securities and Exchange Commission and became effective on July 24, 1997).





                                  -Page 3 of 4-

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            BancBoston Capital Inc.


                                            By:       /s/ William O. Charman
                                                     Name: William O. Charman
                                                     Title:   Vice President


Dated:  September 8, 1997


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